CUSIP NO. 45765Y105	Page 1 of 12 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

INSIGNIA SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value of $.01 per share

 (Title of Class of Securities)

45765Y105

 (CUSIP Number)

Air T, Inc.
3524 Airport Road
Maiden, NC 28650
Telephone: (828) 464-8741

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 8, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 45765Y105	Page 2 of 12 Pages

1		NAME OF REPORTING PERSON Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,437,384
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,437,384
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 45765Y105	Page 3 of 12 Pages

1		NAME OF REPORTING PERSON Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 4 of 12 Pages

1		NAME OF REPORTING PERSON Groveland Hedged Credit Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 5 of 12 Pages

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 45765Y105	Page 6 of 12 Pages

Item 1.                      Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”), of Insignia Systems, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8799 Brooklyn Blvd., Minneapolis, MN 55445.

Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation (“Air T”). Mr. Swenson also serves as a director of Air T. By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson’s control of the Groveland Group (as defined below), Air T and the Groveland Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Air T expressly disclaims beneficial ownership of the securities held by the Groveland Group. The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Groveland Group. Air T may direct the vote and disposition of the 1,437,384 shares of Common Stock it holds directly.

With regard to Groveland Capital LLC (“Groveland Capital”), Groveland Hedged Credit Fund LLC (“Groveland Fund”) and Nicholas J. Swenson (collectively, the “Groveland Group”), this Schedule 13D relates to Common Stock of the Issuer purchased by the Groveland Fund. The Groveland Fund may direct the vote and disposition of the 422,000 shares of Common Stock it holds directly. Groveland Capital serves as the investment adviser and general partner to the Groveland Fund and may direct the vote and disposition of the 422,000 shares of Common Stock held by the Groveland Fund. Mr. Swenson is the Managing Member of Groveland Capital and may direct Groveland Capital to direct the vote and disposition of the 422,000 shares of Common Stock held by the Groveland Fund. The Groveland Group expressly disclaims beneficial ownership of securities held by Air T. The securities reported herein as being beneficially owned by the Groveland Group do not include any securities held by Air T.

Item 2.	Identity and Background.

(a)           This Amended Schedule 13D is being filed jointly by Air T and the Groveland Group.

The parties identified in the list below constitute the “Groveland Group”:

●	Groveland Capital LLC, a Delaware limited liability company and registered investment adviser to Groveland Hedged Credit Fund LLC.

●	Groveland Hedged Credit Fund LLC, a Delaware limited liability company.

●	Nicholas J. Swenson as the Managing Member of Groveland Capital LLC.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached as Exhibit 1 to the initial Schedule 13D.  The Reporting Persons are filing this Amended Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

CUSIP NO. 45765Y105	Page 7 of 12 Pages

This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows: shares of Common Stock held in the name of the Groveland Fund in Mr. Swenson’s capacity as Managing Member of Groveland Capital.

(b) – (c)  The principal business address of each of Groveland Capital, the Groveland Fund and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416. Each of Groveland Capital and the Groveland Fund are engaged in various interests, including investments. The principal employment of Mr. Swenson is (1) private investor and (2) serving as the sole Managing Member of AO Partners and Groveland Capital.

The principal business address of Air T is 3524 Airport Road, Maiden, North Carolina 28650. Air T was incorporated under the laws of the State of Delaware in 1980 and operates wholly owned subsidiaries in three industry segments: (1) the overnight air cargo segment, comprised of its Mountain Air Cargo, Inc. and CSA Air, Inc. subsidiaries, operates in the air express delivery services industry; (2) the ground equipment sales segment, comprised of its Global Ground Support, LLC subsidiary, manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers; and (3) the ground support services segment, comprised of its Global Aviation Services, LLC subsidiary, provides ground support equipment maintenance and facilities maintenance services to domestic airlines and aviation service providers.  Information regarding Air T’s current executive officers and directors is attached as Exhibit 2 to the initial Schedule 13D.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with the working capital of Air T or the Groveland Fund, as applicable. The aggregate amount of funds expended, excluding commissions, to acquire shares held by Air T and the Groveland Fund is $5,525,756.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes. The intent of beneficial ownership of the Reporting Persons is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

In connection with the Issuer’s 2015 annual meeting, the Issuer and the Reporting Persons entered into a Standstill Agreement filed as Exhibit 3 to Amendment No. 2 to the Schedule 13D (the “Agreement”) whereby Mr. Swenson is appointed as an independent member of the Board of Directors (the “Board”) of the Issuer.  With the addition of Mr. Swenson, the Board will initially expand from six to seven directors, six of whom will be independent. An additional director will be elected once Air T provides a proposed candidate and the Board approves his or her election.

CUSIP NO. 45765Y105	Page 8 of 12 Pages

Under the Agreement, the Reporting Persons have agreed to vote all their shares of Common Stock in favor of all of the Board’s director nominees at the 2015 annual meeting of shareholders, which will include Mr. Swenson, the additional director expected to be elected as noted above, and five other nominees, and abide by certain standstill provisions during Mr. Swenson’s time of service on the Board.  The standstill provisions and other restrictions on the Reporting Persons generally terminate on the date Mr. Swenson ceases to be a member of the Board, provided that the restrictions will not terminate prior to the earlier of (i) October 1, 2015; (ii) that date that is sixty days prior to the date by which Air T or the Groveland Fund, or their respective affiliates, are required to file a notice of an intent to nominate an individual to the Board for the Issuer’s 2016 annual meeting of shareholders; or (iii) the date on which the Board determines that it will not approve the additional director proposed by Air T.

During the period for which the restrictions apply, the Reporting Persons are restricted, subject to certain limited exceptions, from activities with respect to: (i) influence or control of the Issuer’s management or obtaining Board representation (other than in the capacity as a director of the Issuer), engaging in activities in opposition to Board recommendations or submitting any proposal or director nomination to the Issuer’s shareholders, or soliciting, encouraging or in any way participating in the solicitation of any proxies with respect to any voting securities of the Issuer; (ii) participation in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, other than as set forth herein, or any group deemed to arise from the Agreement; and (iii) public disparagement of any member of the Issuer’s Board or management.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement.

The Reporting Persons may make further purchases of shares of Common Stock (including through a 10b5-1 plan). The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 12,205,462 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K, for the period ended December 31, 2014) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2.  As a group, the Reporting Persons would hold 1,859,384 shares of Common Stock, or 15.2% of the outstanding Common Stock:

CUSIP NO. 45765Y105	Page 9 of 12 Pages

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Air-T(1)	1,437,384	11.8%
Groveland Capital (2)	422,000	3.5%
Groveland Fund (2)	422,000	3.5%
Nicholas J. Swenson (3)	422,000	3.5%

(1)	Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds. Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.

(2)
Groveland Capital is the investment adviser to the Groveland Fund and, as investment adviser, has voting and dispositive power with regard to the shares of Common Stock held by the Groveland Fund. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by the Groveland Fund.

(3)
Because Mr. Swenson is the Managing Member of Groveland Capital, the investment adviser of the Groveland Fund, he has the power to direct the affairs of the Groveland Fund, including the voting and disposition of shares of Common Stock held in the name of the Groveland Fund. Therefore, Mr. Swenson is deemed to share voting and dispositive power with respect to the shares of Common Stock held by the Groveland Fund.

(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by Groveland Capital and the Groveland Fund by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a). Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds.

(c)           The reporting persons effected the following purchases (and no sales) during the last 60 days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Air-T	2/24/2015	900	$3.1000	Open Market Purchase
Air-T	2/24/2015	200	$3.0900	Open Market Purchase
Air-T	2/25/2015	1,800	$3.1000	Open Market Purchase
Air-T	2/25/2015	200	$3.0700	Open Market Purchase
Air-T	2/26/2015	5,000	$2.9800	Open Market Purchase
Air-T	2/27/2015	100	$3.0600	Open Market Purchase
Air-T	2/27/2015	300	$3.0500	Open Market Purchase
Air-T	2/27/2015	200	$3.0400	Open Market Purchase
Air-T	2/27/2015	600	$3.0300	Open Market Purchase
Air-T	2/27/2015	300	$3.0200	Open Market Purchase
Air-T	2/27/2015	100	$3.0100	Open Market Purchase
Air-T	2/27/2015	200	$3.0000	Open Market Purchase
Air-T	2/27/2015	100	$2.9900	Open Market Purchase
Air-T	2/27/2015	1,000	$2.9400	Open Market Purchase
Air-T	3/2/2015	100	$3.0600	Open Market Purchase

CUSIP NO. 45765Y105	Page 10 of 12 Pages

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
Air-T	3/2/2015	100	$3.0500	Open Market Purchase
Air-T	3/2/2015	100	$3.0400	Open Market Purchase
Air-T	3/2/2015	100	$3.0300	Open Market Purchase
Air-T	3/2/2015	100	$3.0200	Open Market Purchase
Air-T	3/2/2015	300	$3.0100	Open Market Purchase
Air-T	3/2/2015	500	$3.0000	Open Market Purchase
Air-T	3/2/2015	700	$2.9900	Open Market Purchase
Air-T	3/3/2015	300	$3.0300	Open Market Purchase
Air-T	3/3/2015	600	$3.0000	Open Market Purchase
Air-T	3/3/2015	1,700	$2.9900	Open Market Purchase
Air-T	3/3/2015	700	$2.9800	Open Market Purchase
Air-T	3/3/2015	3,200	$2.9700	Open Market Purchase
Air-T	3/3/2015	900	$2.9600	Open Market Purchase
Air-T	3/4/2015	1,600	$2.9585	Open Market Purchase
Air-T	3/5/2015	3,300	$2.9213	Open Market Purchase
Air-T	3/9/2015	5,900	$2.9791	Open Market Purchase
Air-T	3/10/2015	1,600	$2.8757	Open Market Purchase
Air-T	3/11/2015	2,400	$2.8748	Open Market Purchase
Air-T	3/12/2015	800	$2.9275	Open Market Purchase
Air-T	3/13/2015	3,200	$2.8572	Open Market Purchase
Air-T	3/16/2015	4,200	$2.9138	Open Market Purchase
Air-T	3/17/2015	1,000	$2.9010	Open Market Purchase
Air-T	3/18/2015	1,900	$2.8830	Open Market Purchase
Air-T	3/19/2015	4,300	$2.8263	Open Market Purchase
Air-T	3/20/2015	3,600	$2.8837	Open Market Purchase
Air-T	3/23/2015	5,700	$3.0277	Open Market Purchase
Air-T	3/24/2015	2,800	$3.0011	Open Market Purchase
Air-T	3/25/2015	2,000	$2.9970	Open Market Purchase
Air-T	3/26/2015	1,100	$2.9945	Open Market Purchase
Air-T	3/27/2015	3,400	$2.9955	Open Market Purchase
Air-T	3/30/2015	2,400	$2.9868	Open Market Purchase
Air-T	3/31/2015	2,800	$2.9724	Open Market Purchase
Air-T	4/1/2015	2,000	$2.9842	Open Market Purchase
Air-T	4/2/2015	1,200	$2.9950	Open Market Purchase
Air-T	4/6/2015	9,000	$2.9450	Open Market Purchase
Air-T	4/7/2015	2,600	$2.9708	Open Market Purchase
Air-T	4/8/2015	1,200	$2.9999	Open Market Purchase
Air-T	4/9/2015	5,200	$3.0067	Open Market Purchase
Air-T	4/10/2015	5,800	$3.0058	Open Market Purchase
Air-T	4/13/2015	2,400	$3.0414	Open Market Purchase
Air-T	4/14/2015	3,000	$3.0355	Open Market Purchase
Air-T	4/15/2015	6,000	$3.0151	Open Market Purchase

CUSIP NO. 45765Y105	Page 11 of 12 Pages

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With  respect to the Groveland Fund, Groveland Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement.*

2	Information Regarding Air T Executive Officers and Directors.*

3	Standstill Agreement.*

________________ * Previously filed

CUSIP NO. 45765Y105	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           April 17, 2015

AIR-T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GROVELAND HEDGED CREDIT FUND LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson